

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2008

<u>Via U.S. Mail</u>

William Orchow
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, Washington 99206

> **Re:** **Revett Minerals Inc.**
> **Amendment No. 3 to Form 10**
> **Filed January 29, 2008**
> **Form 10-Q for Fiscal Quarter**
> **Ended September 30, 2007**
> **File No. 0-52730**

Dear Mr. Orchow:

　　We have reviewed your amended filing and your response letter dated January 29, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 Filed January 29, 2008

Controls and Procedures, page 19

1.   We note your disclosure that "[e]xcept for the engagement of the specialists identified above, there have been no changes during the quarter ended June 30, 2007, in the Company's internal controls over financial reporting." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Consolidated Statement of Cash Flow, page 6

2.   We note from your response to prior comment number 14 that you "have amended the cash flow statement for the period ended June 30, 2007 to reflect an adjustment to cash and cash equivalents attributable to the effect of foreign exchange rate changes." Based on review of the revisions made to the referenced cash flow statements, please tell us how the new line item entitled Effects of exchange rate changes on cash held in Foreign currencies is reflected in the line item Net (decrease) increase in cash and cash equivalents. In this regard, the effect of exchange rate changes on cash, required to be separately included in the reconciliation in accordance with paragraph 25 of FAS 95, should be added or subtracted, as applicable, to arrive at the Net change in cash and cash equivalents. Refer to Example 2 within FAS 95 and revise your presentation as necessary. This comment also applies to any similarly affected statements of cash flows included throughout the Form 10/A-3 filed on January 29, 2008 and to the Form 10-Q for the fiscal quarter ended September 30, 2007.

3.   Please confirm, if true, that you will also include the disclosures required by paragraph 26 of FAS 154 for the correction of an error in previously issued financial statements, or otherwise advise. This comment also applies to any similarly affected disclosures applicable to the Form 10/A-3 filed on January 29, 2008 and to the Form 10-Q for the fiscal quarter ended September 30, 2007.

4.   We further note from your response to prior comment number 14 that you have made a similar amendment to the cash flow statement for the period ended September 30, 2007 included in your Form 10-Q. We note that you have not yet, as of the date of this comment, filed an amendment. Please tell us when you

intend to file an amendment to your Form 10-Q for the fiscal quarter ended September 30, 2007.

Evaluation of Disclosure Controls and procedures, page 32

5.   Please note that we are unable to confirm the revisions you have indicated were made to this section in response to prior comment number 15 until such time as you file an amendment to the Form 10-Q for the fiscal quarter ended September 30, 2007. Please advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

William Orchow
Revett Minerals Inc.
February 12, 2008
Page 4

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Davis
       J. O'Brien
       S. Donahue
       Douglas Siddoway (509-624-2528)